UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Scienjoy Holding Corporation
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

G7864D112
(CUSIP Number)

Cosmic Soar Limited Sheng Hou 6-1-1201 UHN International Village, Shuguang West Road, Chaoyang District, Beijing, People’s Republic of China, 100028 +86 13901238832
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 8, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G7864D112

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Cosmic Soar Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
3,786,719
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
3,786,719

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,786,719
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.01% (1)
14	TYPE OF REPORTING PERSON (See Instructions)
CO

(1)	Calculation is based on 27,037,302 Ordinary Shares of the Issuer outstanding as of October 8, 2020.

CUSIP No.	G7864D112

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Sheng Hou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
3,786,719
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
3,786,719

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,786,719
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.01% (1)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)	Calculation is based on 27,037,302 Ordinary Shares of the Issuer outstanding as of October 8, 2020.

Explanatory Note

This Amendment No. 1 (this “Amendment”) amends and supplements the statement on Schedule 13D (the “Schedule 13D”) jointly filed on September 21, 2020 by Cosmic Soar Limited (“Cosmic”), a company organized under the laws of the British Virgin Islands, and Sheng Hou, a citizen of the People’s Republic of China (each a “Reporting Person”, and, collectively, the “Reporting Persons”), relating to the beneficial ownership of the ordinary shares, with no par value (the “Ordinary Shares”), of Scienjoy Holding Corporation (the “Issuer”). The purpose of this Amendment is solely to correct a calculational error in the Schedule 13D related to the number of Ordinary Shares beneficially owned by the Reporting Persons. Except as specifically set forth herein, the Schedule 13D remains unmodified. Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Considerations

Item 3 of the Schedule 13D is hereby amended and restated in its entirety and replaced by the following:

The Reporting Persons have acquired the Ordinary Shares of the Issuer reported in this Schedule 13D as a result of a business combination (the “Business Combination”) pursuant to an Equity Acquisition Framework Agreement (the “BeeLive Acquisition Agreement”) dated August 10, 2020, entered into by and among the Issuer, Cosmic, Tianjin Guangju Dingsheng Technology Co., Ltd. (“Dingsheng”), Sciscape International Limited (“Sciscape”), and Tianjin Guangju Dingfei Technology Co., Ltd. (“Dingfei”, together with Sciscape, the “Target Companies”). Pursuant to the BeeLive Acquisition Agreement, the Issuer, through its wholly-owned subsidiary Scienjoy Inc., acquired 100% of the equity interest in Sciscape which holds the platform BeeLive International and, through Zhihui Qiyuan (Beijing) Technology, Co. Ltd. (the Issuer’s VIE entity), acquired 100% of the equity interest in Dingfei which holds BeeLive Chinese (MiFeng). On August 21, 2020, all target shares were transferred to the parties designated in BeeLive Acquisition Agreement. On September 10, 2020, the Issuer paid a cash consideration of RMB 50 million to Dingsheng and issued 5,409,598 Ordinary Shares to Cosmic. Subsequently Dingfei changed its name to Sixiang Mifeng (Tianjin) Technology Co. Ltd. and Sciscape changed its name to Scienjoy BeeLive Limited.

Thereafter, Cosmic and the Issuer recognized and acknowledged that as a result of a computational error, the number of Ordinary Shares issued to Cosmic on September 10, 2020 was incorrect, and the correct number of Ordinary Shares Cosmic was entitled to receive pursuant to the BeeLive Acquisition Agreement shall be 3,786,719. In order to rectify this error, Cosmic surrendered all its legal right, title and interest in 1,622,879 Ordinary Shares to the Issuer by executing and delivering as a deed a letter of surrender of shares dated October 1, 2020. On October 8, 2020, the Issuer’s registered agent in the British Virgin Islands and transfer agent for securities both updated their respective records to reflect such correction.

A copy of the BeeLive Acquisition Agreement (English Translation) is attached hereto as Exhibit 1 and is incorporated herein by reference. The foregoing summary of the BeeLive Acquisition Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to the full text of Exhibit 1.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety and replaced by the following:

The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. The percentages of ownership indicated in this Schedule 13D is calculated based on 27,037,302 Ordinary Shares of the Issuer outstanding as of October 8, 2020 (the “Record Date”).

(a)	As of the Record Date, Cosmic directly beneficially owns 3,786,719 Ordinary Shares, representing 14.01% of the issued and outstanding shares of the Issuer.

Sheng Hou is one of two shareholders of Cosmic, and he is holding 98% of the capital stock of Cosmic. He is also the sole director of Cosmic. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Sheng Hou may be deemed to beneficially own all of the Ordinary Shares of the Issuer held by Cosmic.

(b)	Sheng Hou, who is the shareholder of Cosmic holding 98% of the capital stock of Cosmic and the sole director of Cosmic, may be deemed to share the power to (i) vote or direct to vote the 3,786,719 Ordinary Shares beneficially owned by Cosmic and (ii) dispose of or direct the disposition of such Ordinary Shares.

Pursuant to the Resale Lock-Up Agreement between the Issuer and Cosmic dated September 10, 2020 (the “Resale Lock-Up Agreement”), Cosmic will not, within 365 calendar days from the date thereof, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of the lock-up shares (including (i) 3,786,719 Ordinary Shares issued to Cosmic at the closing of the Business Combination and (ii) any Ordinary Shares acquired during the lock-up period, if any), enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of such shares, whether any of these transactions are to be settled by delivery of any such shares, in cash, or otherwise, publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, or engage in any short sales, as defined in Rule 200 under Regulation SHO under the Exchange Act, with respect to any securities of the Company.

A copy of the Resale Lock-Up Agreement is attached hereto as Exhibit 2 and is incorporated herein by reference. The foregoing summary of the Resale Lock-Up Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to the full text of Exhibit 2.

(c)	Except as disclosed otherwise in the Schedule 13D, none of the Reporting Persons has effected any transactions in the Ordinary Shares of the Issuer during the past 60 days.

(d)	None.

(e)	Not applicable.

Signature

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 13, 2020

COSMIC SOAR LIMITED

By:	/s/ Sheng Hou
Name:	Sheng Hou
Title:	Director

By:	/s/ Sheng Hou
Sheng Hou